Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CAPITAL PRODUCT PARTNERS L.P. (SEC File No. 001-33373)
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
Transcript of Wells Fargo conf. – May 10th, 2011

Mike:	Good afternoon and thank you for joining us. It’s my pleasure to introduce Ioannis Lazaridis, CEO of Capital Product Partners. Capital Product Partners is the international owner of product and crude tankers (inaudible) (0:00:10) Capital Maritime and Trading Corp a long established fleet shipping group which earns a 47 percent stake in the company. Also Capital Product Partners recently announced the potential acquisition of crude carriers and the owner of five crude tankers with that acquisition still pending. So with that I will turn the floor over to Ioannis.

Ioannis Lazaridis:	Thank you, Mike. I wanted to go through a couple of the deals that we have done have announced last week and try to explain to you what we intend to do. Last week we have announced deals, one was a definitive merger agreement with Crude Carriers Corp and this is a deal that has been announced last Thursday where the independent committees of the two companies have agreed on a transactional (inaudible)(0:01:16) of 56 CPLP units for its crude carrier share. And we expect the transaction to close in early Q3.

Also CPLP separately and independently of the first transaction announced the acquisition of one Cape vessel, Cape Agamemnon with a very good charter and a very good charter Cosco Bulk of China. The capital for the (inaudible)(0:01:53) is a partnership by the (inaudible) shareholders they receive 1099 forms so for tax purposes this is a C-Corp. And as Mike said earlier it’s in the business of transporting products across the world has a very modern fleet average age four and a half years and it has a concentration in the period business, long term period business with the remaining life of those charters in the region of four and a half years. The vessels are very high spec vessels 21 in total and built mostly in Korea and they’re rated very highly about their operating capabilities by our charterers.

This is how our charter coverage looks, you can see we have (inaudible)(0:02:48) the charters in two different ways, a number of long term charters in excess of three years and then a number of short term charters in order to capitalize from the improving market conditions in the product space. We have an 83 percent charter coverage for 2011 and 50 percent charter coverage for 2012. As I mentioned the market is improving and to us this is certainly a positive because the 50 percent that we have not chartered we see it as a positive and opportunity.

Crude Carriers the deal with which we have announced the major agreement is an affiliate and it’s a crude business concentrating mostly in the spot market today. It has five modern very high specification crude tanker vessels and two of them are VLCCs and 3 are Suezmaxes hover at the age of less than two years and currently they’re on a spot related time charter contract with Shell. Most of these charters expire by the end of the summer this year. It’s a company which is enjoying low leverage with approximately 30 percent long term value.

The merger with the Crude Carriers is a unit for stock transaction and as we mentioned this 1.56 units for every one share of crude and as I mentioned the merger was negotiated exclusively by the respective components independent committees which comprise entirely of independent directors and already the management and the biggest shareholder of Crude Carriers Investment Corp that owns 49 percent of the vote have agreed to vote in favor of the transaction.

[0:05:02]

The expected closing is in the beginning of the third quarter of 2011. At the same time we have announced an acquisition of a Cape bulk carrier this is a one off transaction. We buy this vessel for $98.5 million that is below the charter adjusted value. The sponsor is getting 7.1 million units in exchange of setting the asset and we also pay $25 million in cash that increases the sponsor commitment by $73.5 million. I think this is a very strong sign of the confidence of our sponsor in the transactions we have announced and the long term prospects of the partnership. The vessel is employed to Cosco Bulk probably the biggest bulk carrier chartered in the world. They also own in excess of 200 vessels. I think that they have in total owned and operate 430 vessels more than 100 Capes. It’s a massive company, it’s basically China Inc.

And the charter is at 50.5 thousand net until July 2015 and 31.300 net from then on to July 2020. And this is a highly accretive transaction given as the bulk carrier operating expenses are below tanker operating expenses. And certainly it will assist the distribution going ahead for the partnership. As a result of this transaction what we have is a combination which will rank us the fifth largest tanker shipping company in the U.S. stock market with a market cap based on the prices prior to the announcement of $800 million of current prices in excess of $700 million. A free float in excess of $500 million it will own the new CPLP it will own the youngest fleet in the market average age of 3.2 years in the A classes in terms of size. The (inaudible)(0:07:27) entities CPLP and as I mentioned share holders receive 1099.

Here is how the shareholding will be looking following this transaction. And as you see the sponsor of Capital Product Partners will own 27 percent, 37 percent will be owned by the existing CPLP share holders and 35 percent will be owned by the existing Crude shareholders including Crude Carriers Investment Corporation. The new entity as a result will have a 68 percent free float, by having such a free float the access to market is easier which allows us to pursue better in the future our growth goals.

The combined fleet will consist of 27 vessels, it will be as I mentioned the youngest fleet in the market. Very importantly the combined fleet will be managed as it is today by Capital Ship Management one of the very few ship management companies that have successfully been vetted and qualified for long term business with all the oil majors at a very important qualitative distinction to many other oil tanker companies as qualitative factors that mostly apply around crew safety and environmental compliance is a very important differentiating characteristic and a very important chartering criterion when it comes to tanker vessels.

The safety track record of our manager is a very strong one so is the environmental track record and our crews are considered as some of the best crews in the business with a very high retention ratio approaching in excess of 90 percent, that’s a very important factor. So as you can see here this is the combined fleets which as you can see four vessels are built very recently.

[0:09:57]

The product tankers we have our own IMO II, IMO III that means that they can carry most cargoes or 99 percent of the cargoes that are available, that’s a very important criterion for many charter, not many vessels in the product space are IMO II III, all of ours are. And also you can see that these vessels are chartered with very big names such as Shell, BP, (inaudible) some are with our sponsor Petrobras, (inaudible)(0:10:32) and so on and so forth including Cosco for the Cape.

As the surviving entity of CPLP is a Master Limited Partnership our goal is to gradually reduce the spot exposure of crude carriers over the next 6 to 18 months when opportunities arise and as the market recovers to fix this vessels on long period so to add to the visibility of our income. When we calculated our distributions we based our distributions on the current low level of rates to remind you the exchange ratio between CPLP and crude is 1.56 and CPLP has a stated guidance for distributions of $0.93 per share which at the ratio that I just mentioned means a Crude shareholder will be expected to receive $1.45 of dividend on an annual basis.

As the market recovers certainly these numbers are underpinned and furtherly I think that if we look at the where (inaudible)(0:12:05) are for the crude space these are towards the bottom of the historic range as product rates were about a year or a year and a half ago and they have recovered quite strongly since. We’re aware that the crude carriers track record so far in the spot business has been very good consistently outperforming the market especially because of the specifications of the vessel and the commercial status we have employed with our charter.

The deal is financed mostly with equity, its strengthening the balance sheet of CPLP and that’s certainly to the benefit of future growth opportunities. Summarizing what I just mentioned and looking at the rationale of this merger and the acquisition of Cape Agamemnon we expect that this deal the two deals are lucrative to our distributable cash flow and enhance long term distribution growth especially as the market in crude recover and there is a continuing recovery in the product space. It strengthens the balance sheet and equitizes the balance sheet much more and importantly increases the size of CPLP to the fifth largest tanker company in the U.S. markets and that certainly allows us to access more opportunities in the future as it’s going to be a much more liquid instrument.

Importantly the sponsor is displaying once more its confidence in the long term prospect of CPLP by investing (inaudible) $3.5 million and getting 7.1 million units as part of this transaction. And I want to mention that these transactions were exclusively negotiated by our committees of independent directors and the surviving entity CPLP will remain a form 1099 issuing MLT.

And with that you maybe might have some questions.

Speaker:	Yeah, we’ll start the (inaudible)(0:14:36) chat portion of the presentation, I guess. We do have a microphone so if anyone likes to ask questions its being webcast so we can capture your comments. So, Ioannis, I guess I’ll kick it off with a couple here.

And in getting back to the acquisition of crude carriers can you give us an update with regards to the timing on the shareholder votes. I know there are three votes and management and the panel effectively controls two (inaudible). Can you give some updates on when that vote is and as how we should — explain this progress I guess over the next couple of quarters.

[0:15:10]

Ioannis Lazaridis:	We expect the vote to be in early third quarter of 2011 subject to (inaudible)(0:15:20) comments and all that. And I think that as I mentioned earlier shareholders of crude will be receiving the dividend of CPLP times 156 equals $1.45 that gives them an entry point of 11 percent at the rates I would consider the works for at the bottom of the market especially in crude.

And further the opportunity is there for as I mentioned as a top bullet point on the rationale for the transaction we expect this deal to be accretive to the stable cash flow especially as we will gradually move the vessels towards the period market.

Speaker:	Now as you had the voting in the third quarter and you’re looking to secure more charter coverage eventually for the VLCCs and Suezmaxes you have operating on the spot market for Crude Carriers there is an opportunity to charter those at some point between now and the third quarter on a long term charter is that something you would look at seriously and then I guess as a caveat to that and if that isn’t the case how far in advance would you look to potentially charter those assets to secure some longer term cash flows.

Ioannis Lazaridis:	Look, currently if you look at the period market for the large VLCCs and Suezmaxes the three and five year rate is considerably higher from the one year rate. So certainly there are expectations for the market to improve. The market plus some in the VLCCs for instance in one year period was up $40,000 only to collapse to be closer to $27,000 now. Whereas the three-year-rate today is in excess of $32,000 to $33,000. And if you look at what it was last summer it was well in excess of $40,000.

So today many of the owners do not make money they are below breakeven in the spot market and they don’t even make money in some of these rates because some of them have expensive vessels and a lot of debt unlike us. And I think that if you look ahead whenever you have situations like these normally the market start to recover possibly owners are reluctant to get into loss making deals. So as opportunities arise and if these appear before the shareholders meeting we’ll consider them and act accordingly. But as I said our intention is to gradually move over the next 6 to 18 months into the period coverage of this.

Speaker:	Sure. And I guess the caveats of the deal was that Capital Product Partners, Crude Carriers effectively would be able to draw down on the Capital Product Partners facility in order to meet its amortization payments or (inaudible)(0:18:19) of its current facility. Can you talk a little bit about how that will work between now and say the third quarter and the fourth quarter in terms of the actual mechanics of how that’s going to work. Would that still be actually be termed out as (inaudible)(0:18:34).

Ioannis Lazaridis:	Number one Crude Carriers will remain an independent company and to term out the facilities alright and we can exercise it at any time. So that’s nothing to be concerned of, I mean, it’s our right and we have it. The actual amortization of the Crude Carriers debt the actual payment is in September. So if the deal hasn’t closed by September which I don’t expect then Crude Carriers will pay whatever it’s to pay for the amortization. However if the deal closes before September or even after September then there is $246 million of available credit in the existing credit facilities of CPLP which is non amortizing for another two years or so or more. And we intend to refinance the $135 million of the Crude Carrier debt through this facility as the deal closes.

Speaker:	Makes sense, makes sense. In terms of your distribution you mentioned that the (inaudible)(0:19:40) distribution and Crude shareholders be getting you’re introducing a little bit of near term veritabilty to those revenues streams augmented obviously by the revenue you’re getting from the Cape. Can you talk a little but about where your coverage ratio is going to be on the distribution and where you’re comfortable over the near term before you lock up these longer term charters. And then maybe kind of a long term target, has there been any change in the way you think about it now.

Ioannis Lazaridis:	Look, we said before that we feel optimistic about the period market for products, this has been so far proven correct. The market has gone up 15 to 20 percent since the beginning of 2010, late 2009. We’re fixing our vessels closer to 14,000 and more that we’re fixing them below 12,000. And I think that this trend is supported by the lack of supply and also by the fact that there’s more period enquiry especially from traders. So we’re feeling comfortable when it comes to our period coverage in (inaudible)(0:20:49) and that’s 50 percent of the charters are open in 2012 we’re optimistic that we will be fixing an even high numbers. And don’t forget the numbers we’re talking today are 14,000-15,000 are still well below the 20,000 or so which is a 10-year average in period.

When it comes to crude as I mentioned our intention is to fix more. So we’ll fix more in the next 6 to 18 months. So certainly it’s not going to stay as spot as it is today and the intention is to offer visibility to our MLP (inaudible)(0:21:25)

Speaker:	With reference to those charters and you’re constantly talking you’re talking to (inaudible)(0:21:28) CPLP and COU what’s the availability right now of profit sharing agreements and is that something that CPLP might look to do with those VLCCs as soon as (inaudible)(0:21:39) say the market doesn’t turn if you lock it in the low rate and you had some more (inaudible)(0:21:45) potential upside from the profit share.

Ioannis Lazaridis:	Look, profit sharing agreements are available, we like profit sharing agreements, depends on the base rate or with the base rate in an agreement with profit share is a little lower than the other one but we are in negotiation with our charterers and we’ll see what comes out.

Speaker:	Its jumping to the Cape that was involved in the transaction, you know, are you guys would it be possible to acquire more and with regards to that specific asset do you look at it as a core asset within your fleet is that an asset you think that will be there within the next five years.

Ioannis Lazaridis:	Look, number one, this is a one of opportunity our sponsor doesn’t have any other Capes nor any other bulk carriers that are fixed. So this is one of — this is a vessel that has a charter which is a (inaudible)(0:22:39) till July 2020. So until July 2020 we’ll be there. After that I don’t know.

Speaker:	That’s a good answer. That’s how I could (inaudible)(0:22:48). Do you have any other questions from the audience?

Speaker2:	(inaudible)

Ioannis Lazaridis:	That’s right.

Speaker:	I want to thank everyone for joining us and thank you, Ioannis, for participating here.

Ioannis Lazaridis:	Thank you.

Speaker:	Thank you very much.

Ioannis Lazaridis:	Thank you.

[0:23:05]	End of Audio

Important Information For Investors And Shareholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between CPLP and Crude Carriers (“Crude”) will be submitted to the shareholders of Crude for their consideration. CPLP may file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CPLP and Crude, the business combination and related matters including the terms and conditions of the transaction. INVESTORS AND SECURITY HOLDERS OF EACH OF CPLP AND CRUDE ARE URGED TO READ THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about CPLP and Crude, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CPLP will be available free of charge on CPLP’s website at www.capitalpplp.com under the tab “Investor Relations” or by contacting CPLP’s Investor Relations Department at +1 (212) 661-7566.